U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

        RWE AKTIENGESELLSCHAFT
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   (Last)                           (First)             (Middle)

        Opernplatz 1, D-45129

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                                    (Street)

     Essen                         Germany
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

        AMERICAN WATER WORKS COMPANY, INC. (NYSE: AWK)
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3.   I.R.S. Identification Number of Reporting Person, if an Entity (voluntary)



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4.   Statement for Month/Year

        11/01

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [x]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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

                                                                                                             6.
                                                                4.                            5.             Owner-
                                                                Securities Acquired (A) or    Amount of      ship
                                                 3.             Disposed of (D)               Securities     Form:        7.
                                                 Transaction    (Instr. 3, 4 and 5)           Beneficially   Direct       Nature of
                                   2.            Code           ----------------------------- Owned at End   (D) or       Indirect
1.                                 Transaction   (Instr. 8)                   (A)             of Month       Indirect     Beneficial
Title of Security                  Date          ------------     Amount      or     Price    (Instr. 3      (I)          Ownership
(Instr. 3)                         (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4)    (Instr. 4)
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

Common Stock, par value                          J (see         1,802,600      A   See Ex-      0            See Ex-      See Ex-
$1.25 per share (Common Stock)     11/06/01      Explanation                       planat-                   planation    planation
                                                 of Responses                      ion of                    of Responses of Re-
                                                 below)                            Responses                 below        sponses
                                                                                   below                                  below
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).




                                Page of 1 of 3

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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
Explanation of Responses:

(1) Thames Water Aqua Holdings GmbH ("Parent") and the stockholders of American Water Works Company, Inc. ("AWW") that are parties thereto (the "Stockholders") entered into a Voting Agreement dated as of September 16, 2001 (the "Voting Agreement"). The Stockholders were required to enter into the Voting Agreement in order to induce Parent to enter into the Agreement and Plan of Merger dated as of September 16, 2001, among RWE Aktiengesellschaft ("RWE"), Parent, Apollo Acquisition Company ("Sub") and AWW providing for the merger of Sub with and into AWW, with AWW surviving the Merger as a wholly owned subsidiary of Parent. Parent and the stockholders of AWW that are parties thereto (the "Additional Stockholders") entered into a Joinder Agreement dated as of November 6, 2001 whereby the Additional Stockholders have agreed to be bound by all the provisions of the Voting Agreement, as Stockholders thereunder. By virtue of the Voting Agreement, Parent may be deemed a beneficial owner pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), of the 25,989,476 shares of Common Stock subject to the Voting Agreement as of November 6, 2001. By virtue of Parent being a wholly-owned subsidiary of RWE Aktiengesellschaft ("RWE"), RWE may be deemed a beneficial owner pursuant to Section 13(d) of the Act of any shares Parent may be deemed to beneficially own. Pursuant to Rule 16a-1(a)(4) under the Act, RWE and Parent hereby state that this Statement of Changes in Beneficial Ownership on Form 4 shall not be deemed an admission that either RWE or Parent is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any equity securities of American Water Works Company, Inc. Neither RWE nor Parent has any pecuniary interest in such shares of Common Stock.

** Intentional misstatments or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


By  /s/ Dr. Georg Muller                                      11/12/2001
   -------------------------------------               -------------------------
   Name:  Dr. Georg Muller                                      Date
   Title: General Counsel
   **Signature of Reporting Person


By  /s/ Dr. Heinz-Jurgen Telkamp                               11/12/2001
   -------------------------------------               -------------------------
   Name:  Dr. Heinz-Jurgen Telkamp                               Date
   Title: Vice President Accounting
   **Signature of Reporting Person

                            JOINT FILER INFORMATION
                            -----------------------


Title of Security:                      Common Stock, par value $1.25 per share

Issuer Name and Ticker Symbol:          American Water Works Company, Inc.
                                        (NYSE: AWK)

Designated Filer:                       RWE Aktiengesellschaft

Date of Event Requiring Statement:      11/06/01

Other Joint Filer:                      Thames Water Aqua Holdings GmbH
                                        Opernplatz 1, D-45128
                                        Essen, GERMANY



Signature of Reporting Person


/s/ Dr. Richard R. Klein             11/12/2001
-------------------------------      ----------
Name:  Dr. Richard R. Klein          Date
Title: Managing Director



/s/ Dr. Klaus Sturany                11/12/2001
-------------------------------      ----------
Name:  Dr. Klaus Sturany             Date
Title: Managing Director






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